UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File No. 000-31513

NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-1 ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2013

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

ViryaNet Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

8 HaMarpe St., Har Hotzvim, P.O. Box 45041

Address of Principal Executive Office (Street and Number):

Jerusalem 91450, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to its internal compilation and review procedures, the registrant is currently still finalizing its financial statements and related disclosures for inclusion in the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2013 and is unable to file, without unreasonable effort or expense, such annual report by the prescribed due date of April 30, 2014. The registrant anticipates filing such annual report within the prescribed extension period allotted under Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Memy Ish-Shalom, President and Chief Executive Officer,	(508)	490-5907
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIRYANET LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2014	By:	/S/ MEMY ISH-SHALOM
Memy Ish-Shalom,
President and Chief Executive Officer